AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 12, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

  30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ.	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ.
Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    Zebra Technologies Corporation, a Delaware corporation ("Zebra"), and Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and wholly-owned subsidiary of Zebra, hereby amend and supplement their Tender Offer Statement on Schedule TO, originally filed on August 3, 2001 and amended and supplemented by Amendment No. 1 thereto dated August 15, 2001, Amendment No. 2 thereto dated August 17, 2001, Amendment No. 3 thereto dated August 30, 2001, Amendment No. 4 thereto dated September 14, 2001 and Amendment No. 5 thereto dated September 28, 2001 (as so amended and supplemented, the "Schedule TO"), with respect to Merger Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which have been previously filed herewith as Exhibits 99.1(a)(1)(A) and 99.1(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 4.  TERMS OF THE TRANSACTION.

    Item 4 of the Schedule TO is hereby amended by deleting subsection (a) in the section entitled "THE TENDER OFFER—15. CERTAIN CONDITIONS OF THE OFFER" in the Offer to Purchase in its entirety and replacing it with the following:

    "there shall have occurred and be continuing any (1) general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, Inc. in excess of one day; or (2) declaration of a banking moratorium or suspension of payments in respect of banks in the United States or any general limitation by United States Federal or state authorities (whether or not mandatory) on the extension of credit by lending institutions, which limitation materially affects Merger Sub's ability to pay for the shares; or there shall have occurred any commencement of a war, armed hostilities or other national calamity involving the United States; provided, however, that the terrorist attacks on the United States on September 11, 2001 and any subsequent military actions and other armed hostilities, including additional terrorist attacks on the United States or any military response by the United States, resulting therefrom (other than any such subsequent actions or hostilities that will, because of their significant and lasting effect on the United States and/or its economy, make Consummation of the Offer impracticable) may not be asserted as a failure of this condition;"

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 of the Schedule TO is hereby amended by adding the following paragraph at the end of the section entitled "THE TENDER OFFER—10. BACKGROUND OF THE OFFER AND THE ACQUISITION; PAST CONTACTS OR NEGOTIATIONS WITH FARGO" IN THE OFFER TO PURCHASE:

    "On October 11, 2001, Zebra, Merger Sub and Fargo entered into Amendment No. 2 to the Acquisition Agreement pursuant to which (1) the time period within which Fargo will have the right to terminate the Acquisition Agreement as a result of a failure to receive clearance under the HSR Act was moved back from the period beginning on the sixty-first (61st) day after receipt of a "second request" for information from the Federal Trade Commission and ending five (5) business days later to the period from February 14, 2002 through February 22, 2002 and (2) a condition to the Offer was modified in light of the terrorist attacks on the United States on September 11, 2001 and resulting actions. Specifically, the suspension of trading in securities on the New York Stock Exchange, Inc. during the period from September 11 through 14, 2001 and the terrorist attacks on the United States on September 11, 2001 and any subsequent military actions and other armed hostilities, including additional terrorist attacks on the United States or any military response by the United States, resulting therefrom (other than any such subsequent actions or hostilities that will, because of their significant and lasting effect on the United States and/or its economy, make Consummation of the Offer impracticable) may not be asserted as failures of the condition to the Offer. A copy of Amendment No. 2 to the Acquisition Agreement is filed as Exhibit 99.1(d)(7) to the Schedule TO and is incorporated herein by reference."

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Item 6 of the Schedule TO is hereby amended by deleting subsection (c)(ii) of the paragraph entitled "Termination" in the Section entitled "THE TENDER OFFER—11. THE ACQUISITION AGREEMENT" in the Offer to Purchase in its entirety and replacing it with the following:

    "if the applicable waiting period under the HSR Act with respect to the Merger has not terminated or expired by 5:00 p.m., New York City time, on February 14, 2002, or if such waiting period has terminated or expired prior to such time but there is then outstanding any administrative or judicial action or proceeding by any governmental or regulatory authority challenging any transaction contemplated by the Acquisition Agreement as violative of any Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, unless the failure of such waiting period to terminate or expire or the institution of any such administrative or judicial action is the result of a breach of the Acquisition Agreement by Fargo; provided, however, that Fargo's right to terminate the Acquisition Agreement under this subsection shall expire at 12:00 midnight, New York City time, on February 22, 2002;"

ITEM 11.  ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

    Pursuant to the Acquisition Agreement, Zebra is extending the expiration of the Offer until 5:00 p.m., New York City time, on Friday, October 26, 2001, unless the Offer is further extended. The Offer was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, October 12, 2001. The extension of the Offer is made because the applicable waiting period under the HSR Act has not yet expired or been terminated. All references to "5:00 p.m., New York City time, on Friday, October 12, 2001" as the "Expiration Date," or time of expiration of the Offer, are hereby amended to refer to "5:00 p.m., New York City time, on Friday, October 26, 2001."

    As of Noon, New York City time, on October 12, 2001, 10,221,715 shares (including guaranteed deliveries) were validly tendered and not withdrawn, which represents approximately 86.9% of the outstanding shares.

    On October 12, 2001, Zebra and Fargo issued a joint press release announcing (1) the extension of the expiration of the Offer until 5:00 p.m., New York City time, on Friday, October 26, 2001 and (2) their execution of Amendment No. 2 to the Acquisition Agreement. The press release is contained in Exhibit 99.1(a)(5)(F) hereto, and the information set forth in the press release is incorporated herein by reference.

ITEM 12.  EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

99.1(a)(5)(F)	Joint Press Release issued by Zebra and Fargo on October 12, 2001
99.1(d)(7)	Amendment No. 2, dated as of October 11, 2001, to Acquisition Agreement among Zebra, Merger Sub and Fargo

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
By:	/s/ CHARLES R. WHITCHURCH
Name:	Charles R. Whitchurch
Title:	Chief Financial Officer and Treasurer
RUSHMORE ACQUISITION CORP.
By:	/s/ CHARLES R. WHITCHURCH
Name:	Charles R. Whitchurch
Title:	Vice President, Treasurer and Secretary

October 11, 2001

EXHIBIT INDEX

Exhibit Number	Description
99.1(a)(1)(A)	Offer to Purchase, dated August 3, 2001
99.1(a)(1)(B)	Letter of Transmittal
99.1(a)(1)(C)	Notice of Guaranteed Delivery
99.1(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99.1(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
99.1(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 3, 2001
99.1(a)(5)(A)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001
99.1(a)(5)(B)	Joint Press Release issued by Zebra and Fargo on August 17, 2001
99.1(a)(5)(C)	Joint Press Release issued by Zebra and Fargo on August 30, 2001
99.1(a)(5)(D)	Joint Press Release issued by Zebra and Fargo on September 14, 2001
99.1(a)(5)(E)	Joint Press Release issued by Zebra and Fargo on September 28, 2001
99.1(a)(5)(F)*	Joint Press Release issued by Zebra and Fargo on October 12, 2001
99.1(d)(1)	Acquisition Agreement, dated July 31, 2001, by and among Fargo, Zebra and Merger Sub
99.1(d)(2)	Confidentiality Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(3)	Exclusivity Agreement, dated July 10, 2001, by and between Zebra and Fargo
99.1(d)(4)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of certain entities affiliated with TA Associates, Inc. and St. Paul Venture Capital, Inc.
99.1(d)(5)	Form of Stockholder Agreement, dated as of July 31, 2001, by and between Zebra and each of Fargo's directors and executive officers
99.1(d)(6)	Amendment No. 1 to Acquisition Agreement, dated as of August 30, 2001, by and among Fargo, Zebra and Merger Sub
99.1(d)(7)*	Amendment No. 2, dated as of October 11, 2001, to Acquisition Agreement among Zebra, Merger Sub and Fargo
*
Filed herewith; all others previously filed.